July 24, 2019

Alexander Coleman
Chairman
New Providence Acquisition Corp.
6500 Riverplace Blvd.
Bld. 1, Suite 450
Austin, TX 78730

       Re: New Providence Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted June 27, 2019
           CIK No. 1780312

Dear Mr. Coleman:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted on June 27, 2019

Cover Page

1. Please revise to disclose that the per-share price at which you will redeem your public shares upon the completion of an initial business combination, or if you are unable to complete an initial business combination, will be equal to the aggregate amount then on deposit in the trust account, including unreleased interest, divided by the number of then outstanding public shares. In this regard we note your disclosure on page 81 under the heading Proposed Business--Redemption Rights for Public Stockholders upon
       Completion of our Initial Business Combination.
 Alexander Coleman
FirstName LastNameAlexander Coleman
New Providence Acquisition Corp.
Comapany NameNew Providence Acquisition Corp.
July 24, 2019
Page 2
July 24, 2019 Page 2
FirstName LastName
Our Business Combination Process, page 4

2. Disclosure on pages 5 and 73 indicates that if you engage in a business combination with a company that is affiliated with your sponsor, officers or directors, you will obtain an opinion that the transaction is fair to your company from a financial point of view. Please clarify here, and wherever similar disclosure appears, whether you would seek an opinion that the transaction in these circumstances is fair to your stockholders from a financial point of view, as suggested in the risk factor "We may engage in an initial business combination with one or more target businesses . . ." beginning on page 42.
Index to Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

3. The independent accountant disclosed that they conducted their audit in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Please delete the reference to the auditing standards generally accepted in the United States of America. Please refer to AS 3101.
General

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Christina Harley at 202-551-3695 or Gus Rodriguez, Accounting
Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pamela Long,
Assistant Director at 202-551-3765 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Financial Services